Filed pursuant to Rule 433

Registration No. 333-187973

Relating to the

Preliminary Prospectus Supplement

dated March 10, 2014

(To Prospectus dated April 30, 2013)

PRICING TERM SHEET

Dated March 11, 2014

Apollo Commercial Real Estate Finance, Inc.

Offering of

$125,000,000 aggregate principal amount of

5.50% Convertible Senior Notes due 2019

The information in this pricing term sheet supplements Apollo Commercial Real Estate Finance, Inc.’s preliminary prospectus supplement, dated March 10, 2014 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. Unless the context requires otherwise, references in this pricing term sheet to the “Company,” “we,” “our” and “us” refer only to Apollo Commercial Real Estate Finance, Inc. and not to its subsidiaries.

Issuer:	Apollo Commercial Real Estate Finance, Inc., a Maryland corporation.

Ticker / Exchange for Common Stock:	ARI / The New York Stock Exchange (“NYSE”).

Trade Date:	March 12, 2014.

Settlement Date:	March 17, 2014.

Notes:	5.50% Convertible Senior Notes due 2019 (the “Notes”).

Aggregate Principal Amount Offered:	$125.0 million aggregate principal amount of Notes (or $143.75 million, if the underwriters fully exercise their option to purchase additional Notes).

Maturity:	March 15, 2019, unless earlier repurchased or converted.

Annual Interest Rate:	5.50% per annum.

Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2014.

Record Dates:	March 1 and September 1.

NYSE Last Reported Sale Price of the Issuer’s Common Stock on March 11, 2014:	$16.42 per share.

Conversion Premium:	10% above the NYSE Last Reported Sale Price of the Issuer’s Common Stock on March 11, 2014.

Initial Conversion Price:	Approximately $18.06 per share.

Initial Conversion Rate:	55.3649 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Net Proceeds after Expenses:	$120.9 million ($139.0 million, if the underwriters fully exercise their option to purchase additional Notes), after deducting the underwriting discount and our estimated offering expenses.

Use of Proceeds:	We intend to use the net proceeds of this offering to repay amounts outstanding under the JPMorgan Facility, and the balance (including as a result of the underwriters’ exercise of their option to purchase additional Notes) to acquire our target assets and for general corporate purposes.

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc.

Listing:	The Notes will not be listed on any securities exchange.

CUSIP Number:	03762U AA3

ISIN Number:	US03762UAA34

Increase in Conversion Rate Upon Conversion Upon a Make-whole Fundamental Change:

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$16.42	$17.00	$17.50	$18.06	$18.50	$19.00	$19.50	$20.00	$20.50	$21.00	$21.50	$22.00
March 17, 2014	5.5364	4.1366	3.1621	2.2422	1.6241	1.0445	0.5892	0.2713	0.0930	0.0197	0.0011	0.0000
March 15, 2015	5.5364	4.9220	3.8574	2.8458	2.1591	1.5001	0.9603	0.5382	0.2443	0.0811	0.0156	0.0003
March 15, 2016	5.5364	5.4247	4.2925	3.2110	2.4724	1.7629	1.1743	0.7025	0.3550	0.1403	0.0369	0.0041
March 15, 2017	5.5364	5.5090	4.3334	3.2143	2.4533	1.7276	1.1307	0.6597	0.3212	0.1200	0.0299	0.0024
March 15, 2018	5.5364	4.9790	3.7732	2.6489	1.9013	1.2133	0.6828	0.3165	0.1104	0.0242	0.0014	0.0000
March 15, 2019	5.5364	3.4586	1.7780	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•	if the stock price is greater than $22.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $16.42 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate

Notwithstanding the foregoing, in no event will the conversion rate be increased pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate Upon Conversion Upon a Make-whole Fundamental Change” to exceed 60.9013 shares of common stock per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

The disclosure in the Preliminary Prospectus Supplement under the heading “Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends” is supplemented by the following:

For the year ended December 31, 2013
Pro forma ratio of earnings to fixed charges(1)	4.85
Pro forma ratio of earnings to combined fixed charges and preferred stock dividends(1)	3.36

(1)	In calculating the pro forma ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, we have assumed that the notes were issued on the first day of the applicable period. For purposes of these pro forma calculations, we have also assumed the repayment of all of our outstanding borrowings under the JPMorgan Facility (approximately $20.4 million as of December 31, 2013) with the net proceeds from this offering; therefore, the pro forma ratio excludes the effect of the amount of the related interest expense under the JPMorgan Facility for the period. In addition, we have calculated these pro forma ratios incorporating the amortization of the underwriting discount and deferred financing costs as well as cash interest payments that we would have paid on the notes, assuming they were issued on the first day of the applicable period. Accordingly, these pro forma ratios do not reflect the additional interest expense we would incur for accounting purposes as a result of separating the notes into a liability and an equity component and amortizing the deemed debt discount into interest expense over the term of the notes in accordance with ASC 470-20.

The Issuer has filed a registration statement (including a prospectus), and the Preliminary Prospectus Supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at 1-866-803-9204, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Citigroup Global Markets Inc. toll free at 1-800-831-9146.

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and in the related registration statement, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

Neither this pricing term sheet nor the Preliminary Prospectus Supplement nor the related registration statement constitutes an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.